Exhibit 4-2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 6, 2020, The Goldfield Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its Common Stock.

The following is a summary of information concerning capital stock of The Goldfield Company (the “Company”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Restated Certificate of Incorporation, as amended, (the “Charter”) and Amended and Restated By-Laws of the Company (the “By-Laws”), and are entirely qualified by these documents.

Common Stock

Shares Outstanding. The Company is authorized to issue up to 40 million shares of common stock, par value $0.10 per share (the “Common Stock”).

Dividends. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. Other than the election of directors, each share of Common Stock is entitled to one vote per share on matters voted on by the stockholders. Holders of Common Stock are entitled to vote shares cumulatively for the election of directors.

Liquidation Rights. Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Listing. The Common Stock is traded on NYSE American under the trading symbol “GV”.